

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 12, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
1900 E. Golf Road
Suite 950
Schaumburg, IL 60173

> **Re: McGraw Conglomerate Corporation**
> **Amendment No. 6 to**
> **Offering Statement on Form 1-A**
> **Filed October 3, 2017**
> **File No. 024-10657**

Dear Mr. McGraw:

      We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2017 letter.

Part I
Item 2. Issuer Eligibility

1.   We note your response to prior comment 1 and refer to Rule 251(b)(3). Your disclosure on page 15 has not been revised and continues to indicate that management retains discretion to use the offering proceeds to pursue acquisitions with companies other than the companies identified in your offering circular. In addition, your use of proceeds table on page 34 indicates that you may use offering proceeds to purchase multiple businesses in the Construction & Energy sector but your disclosure on page 36 only identifies one such business, namely ADR Custom Builders, Inc. In light of these disclosures, we cannot agree that you either have a specific business plan or that your business plan is not

to acquire unidentified companies. Accordingly, please revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your filing.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.